July 5, 2024

Christopher Seveney
President, CEO, and CFO
CWS Investments, Inc.
5242 Port Royal Road, #1785
North Springfield, VA 22151

       Re: CWS Investments, Inc.
           Post-Qualification Amendment to Offering Statement on Form 1-A Filed June 11, 2024
           File No. 024-11857
Dear Christopher Seveney:

       We have reviewed your amendment and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A
Cover Page

1. Please disclose the basis upon which you are offering the bonus shares, including the impact of the size of an investor's purchase and the amount of bonus shares they will receive. Please refer to Instruction 4 to Item 1(e) of Form 1-A.
2. We note your disclosure that your audited financial statements include a statement that there is substantial doubt about your ability to continue as a going concern. Please revise to disclose the going concern opinion on the cover page and in the summary.
Summary, page 1

3. Please revise your summary to disclose that you had a Net Operating Loss of $1,049,822 for the Operating Period.
4. We note your disclosure that in no event will you use leverage in excess of 70% of the value of the assets being acquired at the time on the acquisition. However, you also state that you will not use leverage in excess of 60% loan to value. Please clarify your disclosure throughout. Also, disclose the current LTV for loans outstanding.
 July 5, 2024
Page 2

Risk Factors
Risks Relating to Real Estate Loans, page 3

5. This risk factor appears to address multiple risks related to real estate loans. Please consider separating this risk factor into separate, significant risks. Please refer to Item 3(b)
       of Form 1-A.
6. Revise your disclosure to discuss the specific risks associated with your expansion into business purpose loans, including management of the loan and security interest (if any) to ensure repayment if and when the property is sold or the borrower secures permanent financing.
Limitation on Rights in Bylaws, page 4

7. Revise this section to discuss the four-year limitation before Class A preferred shareholders can redeem their shares under an appropriate sub-heading. We note your disclosure on page 41 that the Class A shares sold in this offering are subject to a four-
       year holding period while the Class B, C, and D shares are subject to a three-year holding period. If applicable, please discuss any material risks to investors participating in this offering with respect to the difference in holding periods.
Risks Related to the Company's Limited Operating History, page 10

8. We note your disclosure that your audited financial statements include a statement that there is a substantial doubt about your ability to continue as a going concern. However, such disclosure is not included in the Report of your Independent Certified Public
       Accountants on page 34. Please refer to ASC 205-40-50 and revise your filing for consistency.
Unspecified Investments, page 15

9. We note your disclosure that as of April 28, 2024 the Company holds $53 million in assets under management. Please revise your filing to explain what these assets under management are comprised of and clarify whether these are assets recorded on your balance sheet as residential mortgage loans, business purpose loans and real estate property consistent with your balance sheet as of December 31, 2023 or represent assets under management for the benefit of others and therefore not recorded on your balance sheet.
Compensation, page 22

10. Please provide the aggregate annual compensation of your directors as a group for your last completed fiscal year. Please see Item 11(b) of Form 1-A.
Our Business, page 29

11. We note your disclosure that your investments meet conservative characteristics. Please describe the conservative characteristics both here and in your Summary.
12. Please disclose the total number of persons employed by the issuer, indicating the number employed full time.
 July 5, 2024
Page 3
Collateral, page 32

13. We note your statement that real estate is one of the safest investments. We also note your disclosure on page 41 that real estate is notoriously speculative and unpredictable. Please revise to provide balanced disclosure and to eliminate this apparent inconsistency.
Revenue Recognition, page 46

14. Please revise your filing to disclose your accounting policies for recognizing late fees and lender fees income associated with your loans.
Business Purpose Loans, page 47

15. We note that you have expanded your portfolio of business purpose loans during 2023, including the issuance of construction loans and other improvement loans. Revise this section to discuss your ongoing monitoring of these loans, the increase in the demands on your staff to monitor and enforce your rights on these loans, and to ensure prompt repayment upon the sale or refinancing of the property.
16. Disclose the factors that go into assigning the loan grades discussed on page 48. Disclose the data sources you rely on in setting these grades and the officers or other employees that evaluate and assign the letter grades. Finally, please clarify how these loan grades differ from how you evaluate mortgage loans for residential properties. Credit Quality Indicators, page 48

17. We note your disclosure that you use an internal grading system to assign one of five letter grades (e.g., A to E) to each loan, which generally reflects the overall risk of your business purpose loans. Please revise your filing to provide qualitative information on how each of five letter grades relates to the likelihood of loss. Please refer to ASC 326-
       20-50-8.
Loan Impairment, page 49

18. We note your disclosure that management enters into loan modifications with borrowers whose loans are delinquent (nonperforming). Please revise your filing to include your policy for determining past-due and nonaccrual status for your business purpose loans and your charge-off policy for recognizing write-offs within the allowance for credit losses.
       Please refer to ASC 326-20-50-17.
19. We note your disclosure that you executed 5 modification agreements in 2023, which appear to be Business Purpose loans, with no significant impact to your financial statements. Given your disclosure on page 60 that you originated 11 loans during 2023, please revise your filing to provide the disclosures required by ASC 310-10-50-42 through 50-44.
Executive Officers, Directors and Key Employees, page 58

20. Please provide the month and year of the start date and, if applicable, the end date for each person named in the table on page 58. If you are unable to provide specific dates, please provide such other description in the table or in an appropriate footnote clarifying the term of office.
21. In a footnote to the table, please briefly describe any arrangements or understandings
 July 5, 2024
Page 4

       between the persons listed in the table and any other persons (naming such persons)
       pursuant to which the person was or is to be selected to his or her office or position.
       Please see Item 10(a) of Form 1-A.
Note 12. Subsequent Events, page 58

22. We note your current disclosure states that you have evaluated subsequent events through
       April 30, 2024 and determined that    except for the following    there
have not been any
       events that have occurred that would require adjustments to or disclosures in the financial statements. Please revise your filing to disclose your subsequent events, if required to be disclosed.
Management Discussion
Results of Operations, page 59

23. We note your disclosure that you consider the company to be divided into three business segments, which reflect the way you evaluate your business performance and manage your operations. In addition, we also note that you disclose key financial and operational results for each of your business segments. Please tell us whether these business segments represent operating and reportable segment(s), and, if applicable, revise your filing to disclose the segment disclosures required by ASC 280-10-50-22 through 50-25 and ASC
       280-10-50-30.
24. Please revise your filing to expand the discussion of your results of operations for each period presented as current disclosures do not provide detailed information regarding significant factors materially affecting your results from operations when compared to the prior period. Please refer to Item 9(a) of Form 1-A. When making your revisions, please ensure they address the following items below:
           Revise to explain the reason(s) for increases in interest income and lender fees on mortgage loans (e.g., due to increases in volume of loans, increases in interest rates or fee rates, etc.) and other income.
           Provide similar expanded disclosures for your operating expenses, including your
           general and administrative expenses (   G&A   ), to discuss the
significant change
           drivers when compared to the prior period.
25. We note disclosure that other revenue includes $249 thousand of gain on sale of mortgage loans, which you state on page 60 was primarily due to the company liquidating loans as per the business plan. Please revise your filing to provide a detailed discussion of the gains on sale of mortgage loans and consider disclosing the number of loans sold, average length of time loans held prior to sale, average gain on sale per loan, and/or any other information that will allow for an understanding of your gain on sale of mortgage loans.
26. Please revise your filing to clearly state that the gain on transfer of loan to REO, gain on sale of mortgage loans, and gain on sale of real estate property are
included within    other
       income    rather than    other revenue.
27. Please revise your filing to discuss your financial condition for each period presented, including an explanation of the causes of material changes in financial condition during these periods. Please refer to Item 9 of Form 1-A.
 July 5, 2024
Page 5
General

28. Please revise your disclosure to include the aggregate offering price of the offering as defined in Rule 251(a) of Regulation A. In this regard, while you disclose the maximum offering price to investors, you do not include an aggregate offering price as defined in
       Rule 251(a). When calculating the aggregate offering price, please include the value of the shares being offered to investors and the value of the bonus shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please ensure the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in the offering circular. Please also ensure that your disclosure describes the differentiated pricing or terms.
29. Please provide the source for each of your market and industry statements throughout the offering circular. As an example, you state that many economists still predict mortgage delinquency rates will increase due to the rise in interest rates. Please provide the source for this statement.
30. Please ensure you include a definition for all defined terms. For example, please define
       "Operating Period" and "LNLS." Please also ensure you use defined terms consistently throughout the offering circular. For example, you define the Series A Redeemable
       Preferred Membership Units as "Preferred Stock" or "Shares." You also appear to refer to the preferred stock offered for sale in this offering as Class A Preferred Stock, Series A
       Redeemable Preferred Stock, Series A Preferred Stock, Class A Stock, and Redeemable
       Preferred Stock.
31. We note the advantages listed on your website, which include above average returns and low volatility. Please tell us what you mean by above average returns and low volatility.
       In this regard, we note your disclosure that real estate is notoriously speculative. Please also revise your cover page to include your website address.
 July 5, 2024
Page 6

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jee Yeon Ahn at 202-551-3673 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact
Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.




                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Andrew Nelson, Esq.